Exhibit 19

POLICY:

INSIDER TRADING POLICY

and Requirements with Respect to Certain Securities Transactions

This Insider Trading Policy (the “Policy”) provides guidelines that must be followed when transacting in Arrow Electronics, Inc. (the “Company” or “Arrow”) securities.

Section 1: Purpose

This Policy is designed to prevent insider trading or the appearance of insider trading and the misuse of insider information, and to protect the Company’s reputation for integrity and ethical conduct.

Failure to comply with this Policy may subject you to disciplinary action, up to and including termination, as well as potential severe civil and criminal sanctions by regulators.

Section 2: Covered Individuals and Entities

This Policy applies to:

●	all directors of the Company;
●	all employees of the Company;
●	your family members or anyone who resides with you, or who does not live with you but whose transactions in Arrow securities are directed by you or are subject to your influence or control (such as individuals who consult with you before they trade in Arrow securities); and
●	all corporations, partnerships, trusts, or other entities in which any of the above persons has a substantial beneficial interest, serves as a trustee (or similar capacity), or is otherwise owned or controlled by any of the above persons.

All those to whom this Policy applies are referred to as “Insiders.” Insiders are responsible for ensuring their compliance with this Policy.

Section 3: Definitions

The following definitions apply to this Policy.

A.“Transaction” or “Transact”

For purposes of this Policy, a “Transaction” includes purchases, sales, gifts, or other transactions in publicly traded securities, including common stock, options to purchase common stock, or any other type of securities, including (but not limited to) preferred stock, convertible debentures, and warrants, as well as exchange-traded put or call options or swaps relating to these securities, or any such actions on any other organized market.

B.“Material” Information

Information is “Material” if (i) there is a reasonable likelihood that the information would be considered important to an investor in deciding whether to purchase or sell a company’s securities; or (ii) if the information would reasonably be expected to affect the price of the securities. Material information can include positive or negative information and may include information concerning developing situations or the Company’s plans with respect to any of the below subjects. The determination of whether information is Material is subjective and requires judgment. Example of Material information could include, but is not limited to, information about:

●	earnings information and quarterly results;
●	guidance on earnings estimates;
●	pending or prospective mergers, acquisitions, tender offers, joint ventures, or changes in assets;
●	changes in control of Arrow or changes in senior management;
●	new products or other service offerings, contracts with suppliers, or developments regarding customers or suppliers (e.g., the acquisition or loss of a contract);
●	changes in auditors, potential restatements of Arrow’s financial statements, or auditor notification that Arrow may no longer rely on an audit report;
●	significant events concerning Arrow’s physical assets;
●	events regarding Arrow's securities (e.g., defaults on senior securities, calls of securities for redemption, repurchase plans, stock splits or changes in dividends, changes to the rights of securityholders, public or private offerings or sales of securities, or information related to any additional funding);
●	bankruptcies or receiverships;
●	regulatory investigations or litigation-related developments involving Arrow;
●	regulatory approvals or changes in regulations and any analysis of how they affect Arrow;
●	cybersecurity risks and incidents, including vulnerabilities and breaches; and
●	designation of a Special Blackout Period, as discussed in Section 4B.

There is no simple “bright line” test to determine when information is Material; assessments of whether certain information is Material are highly circumstance-based and fact-specific. For this reason, any question as to whether information is Material should be directed to the Arrow Global Legal and Compliance Department.

C.“Nonpublic” Information

Information is “Nonpublic” if it has not been disseminated in a manner making it available to investors generally. For example, information may still be Nonpublic even though it is widely known within Arrow, reported by the media, or subject to widespread rumors because the information has not been fully circulated to the public. As a rule, to avoid the appearance of impropriety, information should not be considered fully absorbed by the marketplace until the trading day after Arrow’s widespread public release of the information. For example, if Arrow issues a press release relating to a certain Material announcement on Monday, the information will be considered public information on Tuesday.

Any questions as to whether information is Nonpublic should be directed to the Arrow Global Legal and Compliance Department.

Section 4: Insider Trading and Prohibited Activities

A.No Transacting in Arrow Securities While Aware of Material Nonpublic Information

Insiders are prohibited from engaging in any Transaction involving Arrow securities while aware of Material Nonpublic information about Arrow. It makes no difference whether you relied upon or used the Material Nonpublic information in deciding to Transact – if you are aware of Material Nonpublic information about Arrow, the prohibition applies. You should avoid even the appearance of an improper Transaction.

B.No Trading During Special Blackout Periods.

From time to time, the Chief Legal Officer may designate “Special Blackout Periods” because of Material developments known to the Company and not yet disclosed to the public. The Chief Legal Officer will notify the individuals who are subject to such Special Blackout Periods. Such individuals are prohibited from all Transactions in Arrow securities during such Special Blackout Periods. Regardless of whether you are subject to a Special Blackout Period, you may not disclose to anyone that a Special Blackout Period has been so designated or put in place.

C.No “Tipping” of Material Nonpublic Information

Insiders may not “tip” or disclose Material Nonpublic information to anyone outside of Arrow, including family members, even if that person is expected to hold such “tip” in confidence. This practice, known as “tipping”, violates securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not Transact and did not gain any benefit from another's Transactions. Any written or verbal statement that would be prohibited under the law or under this Policy is equally prohibited if made on electronic bulletin boards, chat rooms, blogs, websites, or any other form of social media, including the disclosure of Arrow Material Nonpublic information or with respect to other companies that you learn through your work with Arrow.

D.	No Transacting in Other Companies’ Securities While Aware of Material Nonpublic Information about the Companies

Arrow engages in business transactions with companies whose securities are publicly traded. These transactions may include, among other things, mergers, acquisitions, divestitures, renewal or termination of significant contracts, or other arrangements. Information learned in connection with these transactions or relationships may constitute Material Nonpublic information about the other company. Transacting in the securities of these companies while aware of Material Nonpublic information about such companies and communicating that Material Nonpublic information to any other person are also prohibited.

E.Public Disclosures Should be Made Only by Specifically Authorized Personnel

Unauthorized disclosure of Material Nonpublic information is forbidden. No individuals other than specifically authorized personnel may release Material information to the public or respond to inquiries from the media, analysts, investors, or others outside of Arrow. You should refer any inquiries to the Vice President, Investor Relations or the Vice President, Corporate Communications. In the case of inadvertent disclosure to anyone outside of Arrow, you must advise the Chief Legal Officer as soon as the inadvertent disclosure has been discovered. Please refer to Arrow’s Corporate Disclosure Policy for more information.

Section 5: Additional Requirements for Designated Individuals

Trading Window

“Designated Individuals” are Arrow individuals who have a greater risk of possessing Material Nonpublic information and therefore must exercise greater diligence to comply with insider trading regulations. Generally, these individuals are in roles that make it likely they will have access to Material Nonpublic information on a regular basis. If you are considered a Designated Individual, you will be notified by the Chief Legal Officer or his or her designee. If you have reason to believe you should be a Designated Individual, you should confirm your status with Arrow’s Global Legal and Compliance Department and follow the rules for Designated Individuals, unless and until you are informed that you are not a Designated Individual.

Designated Individuals are prohibited from Transacting in any Arrow securities except during open trading windows. The trading window opens commencing at the opening of the market on the first (1st) day after the Quarterly Report on Form 10-Q or the Annual Report on Form 10-K, as applicable, has been filed with the Securities and Exchange Commission. The trading window will remain open until the close of the market on the day that is fifteen (15) calendar days prior to the last day of the then-current quarter (or such other period as management may determine from time to time) (the “Trading Window”). Prior to the opening of each quarterly Trading Window, Designated Individuals will receive a memorandum informing them of the Trading Window opening and closing schedule.

If there is a conflict between the schedule in that memorandum and the schedule in this Policy, the schedule with the more restrictive Trading Window controls.

Section 6: Additional Requirements for Directors, Section 16 Officers, and Executive Officers

A.Pre-Clearance

Members of the board of directors, Section 16 officers, and Executive Officers (“Directors and Officers”) may not Transact in Arrow securities without first obtaining pre-clearance approval from the Chief Legal Officer or the Chief Financial Officer, or their designee. This requirement includes all Transactions covered under this Policy, including those conducted by family members and other entities.

A request for pre-clearance should be made at least one (1) full business day before the requested Transaction. The pre-clearance request should be submitted in a format as set forth in Appendix 1 hereto, or as otherwise determined and promulgated by the Chief Legal Officer. Unless revoked, a grant of permission will normally remain valid until the close of the fifth (5th) business day following the day on which such permission was granted. If the Transaction does not occur during such five-day period, pre-clearance of the Transaction must be re-requested. Under no circumstance may a person Transact in Arrow securities while aware of Material Nonpublic information about Arrow, even if pre-cleared. Thus, if you become aware of Material Nonpublic information after receiving pre-clearance, but before the Transaction has been executed, you must not execute the pre-cleared Transaction.

Under the law, the ultimate responsibility for determining whether an individual is aware of Material Nonpublic information about Arrow rests with that individual in all cases. Arrow’s approval of any Transaction under this pre-clearance procedure does not insulate any individual from liability under securities laws and does not relieve any individual of their own legal obligation to refrain from engaging in Transactions while in possession of Material Nonpublic information.

B.No Short Sales

A short sale is a sale of securities not owned by the seller or, if owned, not delivered. Short sales of the Company’s securities by a seller could demonstrate that the securities will decline in value, and therefore signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve the Company’s performance. For these reasons, short sales of the Company’s securities are prohibited by Directors and Officers, persons designated as a “corporate officer” by the board of directors, and senior executives subject to Arrow’s Executive Stock Ownership Guidelines. See the Arrow’s Anti-Hedging and Anti-Pledging Policy for further information.

C.No Hedging Transactions

A hedging transaction is any Transaction designed to hedge or offset any decrease in the value of securities. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow an individual to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the individual to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the individual or entity may no longer have the same objectives as the Company’s other stockholders. Directors and Officers, persons designated as a “corporate officer” by the board of directors, and senior executives subject to Arrow’s Executive Stock Ownership Guidelines may not engage in any hedging Transaction or trade in any interest or position relating to the future price of Company securities, such as a put, call, option, swap, or other derivative instrument. For further information, see Arrow’s Anti-Hedging and Anti-Pledging Policy.

D.No Margin Accounts or Pledges

Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of Material Nonpublic information or is otherwise not permitted to trade in Company securities, Directors and Officers, persons designated as a “corporate officer” by the board of directors, and senior executives subject to Arrow’s Executive Stock Ownership Guidelines may not hold Company securities in a margin account or otherwise pledge Company securities in any way to secure a loan, including as collateral. For further information, see Arrow’s Anti-Hedging and Anti-Pledging Policy.

E.Short-term Trading

Section 16(b) of the Exchange Act prohibits transactions involving the purchase and sale or sale and purchase of the Company’s securities within any six-month period and requires officers and directors to return any profits made from such purchase and sale or sale and purchase of the Company’s securities during any such six-month period. Therefore, Directors and Officers must comply with Section 16(b) of the Exchange Act. For further information, see Arrow’s Anti-Hedging and Anti-Pledging Policy.

Section 7: Exceptions to Insider Trading Policy

The prohibitions in this Policy do not apply to the following transactions, except as specifically noted:

A.Rule 10b5-1 Trading Plans.

Transactions under a written plan under Rule 10b5-1(c) of the Exchange Act (a “10b5-1 Plan”). Rule 10b5-1 offers Insiders a way to transact in Company securities over a predefined period, even if the Insider becomes aware of material, nonpublic information during the transaction period, as long as the transaction is done according to a pre-existing plan that was established when the Insider was not aware of any material, nonpublic information. In sum, 10b5-1 plans allow Insiders to institute a mechanical buying and selling, while in an open Trading Window that is then set on autopilot and executes transactions in Company securities according to the parameters of the 10b5-1 plan. For additional information on setting up a 10b5-1 Plan at Arrow, please review Appendix 2.

B.Stock Option Exercises.

The exercise of a stock option (but not the sale of the underlying stock) acquired pursuant to Arrow’s equity plans, and/or the withholding of shares to satisfy the taxes due upon such exercise. This Policy does apply, however, to the sale of any shares as part of a broker-assisted cashless exercise of an option, or any other market sale of shares associated with stock options.

C.Stock Unit Award Vesting and Withholding.

The vesting of stock units and/or the withholding of shares to satisfy the taxes due upon the vesting and/or settlement of stock units. The Policy does apply, however, to the market sale of any shares associated with stock unit awards.

D.Surrender of Stock to Satisfy Any Tax Withholding Obligations.

Surrender of shares to Arrow in payment of the stock option exercise price or to satisfy any tax withholding obligations.

E.Will.

Transfers of securities (i) by will or by the laws of descent and distribution or (ii) for tax planning purposes in which an Insider’s beneficial ownership and pecuniary interest in the transferred securities do not change are also not Transactions subject to this Policy.

F.Mutual Funds.

Transactions in mutual funds that are invested in securities are not Transactions subject to this Policy.

G. Domestic Relations Orders.

Transactions of equity securities pursuant to a domestic relations order are not Transactions subject to this Policy.

Section 8: Post-Termination Transactions

This Policy’s provisions prohibiting Transactions in securities while in possession of Material Nonpublic information and tipping continue to apply even after termination of your employment (whether as an employee, consultant, or other service provider) or service with Arrow. If you were a Designated Individual and the Trading Window was closed or you were subject to a Special Blackout Period under this Policy at the time you ceased to be affiliated with Arrow, you are expected to abide by the applicable restrictions at least until you are no longer in possession of Material Nonpublic information. For additional information on your obligations post termination, please contact the Arrow’s Legal and Compliance Department.

Section 9: Inquiries

Please direct your questions as to any of the matters discussed in this Policy to Arrow’s Global Legal and Compliance Department.

Section 10: Additional resources

In addition to the Frequently Asked Questions, please refer to the following for additional information: (1) Arrow’s Worldwide Code of Business Conduct; (2) Arrow’s Corporate Disclosure Policy; (3) Arrow’s Social Media Policy; and (4) Arrow’s Anti-Hedging and Anti-Pledging Policy.

Appendix 1

Pre-clearance Request Template

“I am requesting pre-clearance to [describe transaction: sell/purchase/exercise/gift/adopt a 10b5-1 plan/etc.] up to [X] shares. I hereby certify that:

(i)	I have read and understand Arrow’s Insider Trading Policy,
(ii)	I am not in possession of any Material Nonpublic information, as such term is defined in Arrow’s Insider Trading Policy, and
(iii)	I will not transact in any Arrow securities at any time that I am in possession of any Material Nonpublic information.
(iv)	If I am seeking to adopt or modify a 10b5-1 plan, I am doing so in good faith and not with the plan or intention to evade the law or otherwise gain improper advantage from my position at Arrow.

I understand that I am not authorized to engage in the transaction described above until I receive pre-clearance.”

Date: _______________________________________

Print Name: __________________________________

Signature: ___________________________________

Appendix 2

Rule 10b5-1 Trading Plan Requirements

Introduction

Insiders are not required to adopt a 10b5-1 trading plan (a “Plan”) to transact in Arrow securities. Keep in mind, however, that adopting a Plan and transacting under such a Plan may provide a legal defense to an allegation of insider trading.

These Requirements are in addition to, and not in lieu of, the requirements and conditions of Rule 10b5-1, Arrow’s Insider Trading Policy, or any third-party broker or administrator under a Plan.

Requirements

1.	A Plan may not be adopted or modified when the Trading Window is closed and if the Insider is in possession of Material Nonpublic information.
2.	A Plan must contain representations of the Insider that the Insider (i) is not aware of material nonpublic information about Arrow or its securities and (ii) is adopting the plan in good faith and not as a part of a plan or scheme to evade the prohibitions of Rule 10b-5.
3.	The Chief Legal Officer must approve any adoption or modification of a Plan. The pre-clearance procedures provided in Section 6(A) of the Policy apply to any adoption or modification of a Plan.
4.	No transactions may occur under a Plan until the later of (i) ninety (90) days after adoption or modification of the Plan or (ii) two (2) business days following the filing date of a Form 10-Q or Form 10-K for the fiscal quarter in which the Plan was adopted or modified; provided, that in no event shall such minimum period of time exceed one hundred twenty (120) days after such adoption or modification.
5.	If you want to terminate a Plan, please notify the Chief Legal Officer immediately. You must wait until the period of time set forth above in paragraph 4 of this Appendix 2 has run before adopting a new Plan.
6.	An individual cannot have more than one Plan simultaneously in effect, except a Plan that is solely permitted to sell securities in order to satisfy tax withholding obligations in connection with the vesting of equity awards other than option awards.
7.	An individual cannot have more than one single-trade Plan in effect in a twelve (12)-month period (i.e. a Plan cannot be adopted for a single transaction and then terminated, and then a new Plan adopted for another single transaction within twelve (12) months.)

Questions concerning these Requirements should be addressed to the Global Legal and Compliance Department.